Filed by Urgent.ly Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Otonomo Technologies Ltd.

Commission File No.: 001-40744

Date: September 19, 2023

Urgently to Host Investor Day on September 27, 2023

VIENNA, Va. – September 19, 2023 – Urgent.ly, Inc. (“Urgently”), a U.S.-based leading provider of digital roadside and mobility assistance technology and services, today announced that it will host an Investor Day on Wednesday, September 27, 2023, at the Nasdaq MarketSite in New York.

Over the course of the day, Urgently’s senior leadership team will discuss growth strategies and articulate the market opportunities for the Urgently brand. Presentations followed by a Q&A session will be led by:

•	Matt Booth, Chief Executive Officer

•	Tim Huffmyer, Chief Financial Officer

•	Harrison Russell, Senior Vice President of Partnerships

The presentations will commence promptly at 1:30 p.m. ET, with a cocktail reception immediately following. Please note that in-person attendance is by invitation only and advanced registration is required. Only those attending in person will be able to ask questions. If you are interested in attending, please contact Urgently investor relations at investorrelations@geturgently.com.

The live webcast and replay of the event can be accessed by all interested parties through Urgently’s investor relations website, https://www.geturgently.com/investors.

About Urgently

Urgently keeps vehicles and people moving by delivering safe, innovative, and exceptional mobility assistance experiences. The company’s digitally native software platform combines location-based services, real-time data, AI and machine-to-machine communication to power roadside assistance solutions for leading brands across automotive, insurance, telematics and other transportation-focused verticals. Urgently fulfills the demand for connected roadside assistance services, enabling its partners to deliver exceptional user experiences that drive high customer satisfaction and loyalty, by delivering innovative, transparent and exceptional connected mobility assistance experiences on a global scale. For more information, visit www.geturgently.com.

For media and investment inquiries, please contact:

Eileen Pacheco

Communications

media@geturgently.com

Investor Relations

investorrelations@geturgently.com